SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2018

Commission File Number: 001-36115

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, South, 8th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐                 Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 21, 2018, Hydro One Limited, the parent of the Registrant, issued the press release attached hereto as Exhibit 99.1, which is hereby incorporated by reference into this report furnished on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ James Scarlett
Name:	James Scarlett
Title:	Executive Vice President and Chief Legal Officer

Date:	June 22, 2018

EXHIBIT INDEX

99.1	Press Release issued by Hydro One Limited, dated June 21, 2018.